Filed by Avista Public Acquisition Corp. II
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Avista Public Acquisition Corp. II
Commission File No. 001-40720
Date: October 3, 2022

How to vote?

Please follow the instructions provided on the enclosed proxy card or vote instruction form.

How do I attend the meeting virtually?

Registered Shareholders:

Each registered shareholder received a Proxy Card from Continental Stock Transfer. The page contains instructions on how to attend the virtual annual meeting including the URL address, along with your control number. You will need your 12-digit control number for access. If you do not have your control number, contact Continental Stock Transfer at the phone number or e-mail address below. Continental Stock Transfer support contact information is as follows: 917-262-2373, or email proxy@continentalstock.com.

You can pre-register to attend the virtual meeting starting October 19, 2022 at 10:00am EST. Enter the URL address into your browser https://www.cstproxy.com/avistapac/2022, enter your control number, name and email address. Once you pre-register you can vote or enter questions in the chat box. At the start of the meeting you will need to re-log in using your control number and will also be prompted to enter your control number if you vote during the meeting.

If you do not have internet capabilities, you can listen only to the meeting by dialing 1 800-450-7155 (toll-free), outside the U.S. and Canada +1 857-999-9155 (standard rates apply) when prompted enter the pin number 4747049#. This is listen-only, you will not be able to vote or enter questions during the meeting.

Beneficial Shareholders:

Beneficial investors who own their investments through a bank or broker will need to contact Continental Stock Transfer to receive a control number. If you plan to vote at the meeting you will need to have a legal proxy from your bank or broker, or if you would like to join and not vote nor ask a question you can join as a guest by entering your name and email address on the website. Please allow up to 72 hours prior to the meeting for processing your control number. A copy of the legal proxy should be sent to: proxy@continentalstock.com, please include your full name and phone number.

Additional Assistance: Any shareholders who require assistance completing the proxy card, additional copies of the proxy materials or have questions regarding the extraordinary general meeting may contact D.F. King by calling (888) 887-0082 (toll-free), or banks and brokers can call collect at (212) 269-5550 or by emailing AHPA@dfking.com.